Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX: BXE

BELLATRIX PRICES OFFERING OF US$250 MILLION SENIOR UNSECURED NOTES

CALGARY, ALBERTA (May 15, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has priced a private offering of US$250 million of 8.500% senior unsecured notes due 2020 (the “notes”). The offering is expected to close on May 21, 2015, subject to customary closing conditions. Bellatrix intends to use the net proceeds of approximately Cdn$303 million (based on the March 31, 2015 US dollar to Canadian dollar exchange rate of US$1.00 = Cdn$1.266) from the offering of the notes, after deduction of original issue and initial purchaser discounts and estimated offering expenses, to partially repay borrowings outstanding under its bank credit facility.

The notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States or to U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes also will not be qualified for public distribution under the securities laws of any Canadian jurisdiction and may not be offered or sold in Canada, except pursuant to an exemption from the prospectus requirements of such laws.

The notes will be offered only in the United States to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. In Canada, the notes will be offered and sold on a private placement basis in certain provinces to accredited investors in reliance on available exemptions from the prospectus requirement of applicable Canadian securities laws.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes, in any state, province or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province or other jurisdiction.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

FORWARD LOOKING STATEMENTS:

This press release contains forward looking statements. More particularly, this press release contains statements concerning the anticipated offering and sale of senior notes, and the anticipated net proceeds of the offering, and the intended use thereof. Undue reliance should not be placed on these statements because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, these risks and uncertainties include risks associated with economic and industry conditions, volatility of commodity prices, currency fluctuations, stock market volatility, and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. As the offering of the senior unsecured notes is expected to close on May 21, 2015, a material change report with respect to such issuance will not be filed before the date that is 21 days prior to closing.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com